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                                                                    Exhibit 99.4

F O R    I M M E D I A T E    R E L E A S E

                                                  February 10, 1998
                                                  For more information contact:
                                                  Erin Ibele - (419) 247-2800
                                                  Ed Lange - (419) 247-2800

                        HEALTH CARE REIT, INC. ANNOUNCES
                  INVESTMENT GRADE RATING BY STANDARD & POOR'S

Toledo, Ohio, February 10, 1998..... HEALTH CARE REIT, INC. (NYSE/HCN) announced today that Standard & Poor's has assigned a "BBB-" rating to the company's senior unsecured notes. This is the first time Standard & Poor's has rated the company's securities. Standard & Poor's also assigned preliminary ratings to the company's $641 million shelf registrations.

"We are delighted with Standard & Poor's announcement," stated George L. Chapman, chairman and chief executive officer. "The receipt of a "BBB-" rating is a significant achievement and confirms the progress the company has made in executing its investment strategy and improving its capital structure and portfolio management. The investment grade rating will enhance the company's access to capital and our continued efforts to reduce the company's cost of capital."

The Standard & Poor's rating of the company's senior unsecured debt is in addition to ratings previously issued by Moody's Investors Service of "Ba1" and Duff & Phelps Credit Corporation of "BBB-".

Standard & Poor's assigned the following ratings to the company's securities:
"BBB-" for senior unsecured debt; "BB+" for subordinated debt; and "BB+" for preferred stock securities, issuable under the shelf registration.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust which invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. At December 31, 1997, the company had investments in 183 health care facilities in 29 states and had total assets of approximately $734 million.

This document may contain "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the company's actual results in the future to differ materially from expected results. These risks and uncertainties include, among others, competition in the financing of health care facilities, the availability of capital, and regulatory and other changes in the health care sector, as described in the company's filings with the Securities and Exchange Commission.

     For more information on Health Care REIT, Inc., via facsimile at no cost, dial-1-800-PRO-INFO and enter the company code -- HCN.

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